                                                                     EXHIBIT 1.1



                        CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                       2002 ANNOUNCEMENT OF FINAL RESULTS

   Consolidated turnover reached RMB128.6             Pro-forma combined turnover of
billion, up by 28%                                       RMB143.8 billion, up by 14%

   Consolidated EBITDA of RMB77.3 billion,              Pro-forma combined EBITDA of
up by 28%                                                 RMB85.3 billion, up by 17%

   Consolidated net profit of RMB32.7 billion,      Pro-forma combined net profit of
up by 17%                                                 RMB34.1 billion, up by 20%

                                                    Pro-forma combined EBITDA margin
                                                                            of 59.4%

CHAIRMAN'S STATEMENT

Dear Shareholders,

By unswervingly pursuing the complimentary development strategies of organic and external growth in 2002 and focusing exclusively on mobile telecommunications in Mainland China, the Group maintained its established position as the market leader, spearheading the top ranks in the global industry in such aspects as network quality, network scale and subscriber base, and maintaining the lead within the domestic industry in areas such as new business offerings, customer satisfaction and international and domestic roaming. Concurrently, the Company successfully completed the acquisition of Anhui Mobile and the other seven mobile telecommunications companies in Mainland China, integrating the newly acquired assets proactively with evident efficiency. Notwithstanding the continued sluggishness of the global telecommunications industry during the past year, the Group nonetheless maintained continued steady business growth and achieved satisfactory financial results.


FINANCIAL RESULTS

Despite the intensified competition in Mainland China's telecommunications market during the past year, the Group continued to maintain strong revenue growth. Economies of scale and operational synergies were further enhanced through effective management and cost controls. In 2002, the Group's operating revenue reached RMB128.6 billion, representing an increase of 28 per cent. compared to last year's figure. EBITDA reached RMB77.3 billion, representing an increase of 28 per cent. compared to that of 2001. Net profit reached RMB32.7 billion, representing an increase of 17 per cent. compared to that of 2001, and the Group's earnings per share was RMB1.71, representing an increase of 13 per cent. compared to the prior year period.

For ease of comparison, on the assumption that the acquisition of Anhui Mobile and the other seven mobile telecommunications companies in 2002 was completed on 1 January 2001, the Group's 2002 pro-forma combined operating revenue reached RMB143.8 billion, representing an increase of 14 per cent. compared to that of 2001. Pro-forma combined EBITDA reached RMB85.3 billion, representing an increase of 17 per cent. compared to that of 2001. Pro-forma combined EBITDA margin was 59.4 per cent., and pro-forma combined net profit reached RMB34.1 billion, representing an increase of 20 per cent. compared to that of 2001.


BUSINESS REVIEW

In 2002, the Group maintained its focus on its core mobile telecommunications business, emphasizing customer value and adopting rational and effective competitive strategies. Guided by user consumption patterns, the Group segmented its customer base into three categories: brand-conscious customers, "technophiles" and value-conscious customers. To address the different needs of these customers, the Group launched personalized products and premium quality services to establish and promote its brands, enhance customer loyalty, and to proactively retain and grow its base of high-value customers. In 2002, the Group maintained steady growth in its subscriber base and usage volume. As at 31 December 2002, the aggregate subscriber base of the subsidiaries of the Group in the 21 provinces, municipalities and autonomous region in Mainland China reached 117.7 million. For 2002, the pro-forma combined usage volume reached 260.1 billion minutes and the pro-forma combined net increase of subscribers reached 27.11 million. The Group enjoyed a market share of approximately 67 per cent. within its service areas, and further consolidated its position as the market leader in Mainland China.

As our new businesses, principally the Short Message Service ("SMS"), experienced momentous growth and "Monternet" became increasingly sophisticated, the Group has leveraged its competitive edge in technologies and networks to the fullest extent, captured the first-mover advantage, continued to be innovative, and led the introduction of Multimedia Messaging Service ("MMS"), "e-Freedom" and a whole series of new mobile data businesses, thereby promoting the rapid and robust development of mobile data businesses and vigorously driving revenue growth. In 2002, users of the Group's mobile data services reached 57.73 million. Pro-forma combined revenue from new businesses reached RMB8.74 billion, representing an increase of 143 per cent. over the 2001 pro-forma combined figure, and the pro-forma combined revenue from new businesses as a percentage of pro-forma combined operating revenue also increased to 6.1 per cent.

In 2002, the Group pursued prudent and effective investment strategies and proceeded with the implementation of rational and effective controls on capital expenditures. With a view to its long-term development, the Group focused on enhancing the support systems, such as the Business Operation Support System ("BOSS"), the Management Information System ("MIS") and the Network Management System ("NMS"). Additionally, the Group energetically promoted network optimization. The Group also closely monitored developments in global mobile telecommunications technologies and business applications, and actively explored new technologies and businesses suitable to the needs of China's mobile telecommunications market, in order to maintain the Group's competitive advantage and impetus for future development.


ACQUISITION AND SYNERGIES

On 1 July 2002, the Company completed the acquisition of Anhui Mobile and the other seven mobile telecommunications companies, each having strong growth potential in Mainland China. The Company won acclaim from various sources for its well-structured, "win-win" financing package, which was only adopted after having fully considered the interests of the shareholders and conducted detailed studies. To fund part of the acquisition, the Company successfully issued and listed through a Mainland Chinese subsidiary RMB8 billion of corporate bonds, the largest ever corporate bond offering in Mainland China, which received an enthusiastic response from the market. Following the completion of the acquisition, we implemented resources integration and management reforms for the newly acquired subsidiaries, greatly enhancing managerial standards and operational efficiency and achieving inspiring results, as a variety of indicators have all surpassed forecasts.


MANAGEMENT OF THE GROUP

It has always been the Company's view that having the right development strategies and continuously improving management standards are critical and fundamental for achieving favorable results and enhancing corporate value. In 2002, the Group closely adhered to its development strategies and pursued in-depth reforms, active innovations and management-by-objective. The Group further implemented the comprehensive budget management system which effectively links budget management with performance and remuneration management, in a closed loop. Meanwhile, the Group continued its reforms in human resources management, bolstered employee training, and increased operational efficiency to ensure the thorough implementation of the Company's strategies. Moreover, the Company further refined its internal controls and internal audit systems, thereby strengthening its financial controls and risk management.

The Company's outstanding performance in 2002 won popular recognition and acclaim from various sectors, chief among them: the only Chinese company selected as one of the "The World's 400 A-List Companies 2002" by the internationally renowned business magazine Forbes; ranked first in "The Top 200 Emerging-Market Companies" in 2002 by BusinessWeek for the third consecutive year; ranked number one among the best managed companies in China by Euromoney in its "Seventh Annual Poll of Asia's Best Companies"; and ranked first in Asia's telecommunications sector in the first ever "In-depth Best Corporate Governance" poll compiled by Asiamoney.


CORPORATE SOCIAL RESPONSIBILITY

As the industry leader, the Group has always emphasized corporate social responsibility, paid its taxes in good faith, respected the environment and supported the community. In 2002, the Group launched its "Mobile Caring Card" business, specifically designed to meet the needs of the hearing and speech-impaired, and the "8858" SMS channel for the China Children and Teenagers' Fund's "Spare Change Donation Program". The Group also enthusiastically participated in other community benefit activities, among them, sponsoring certain United Nations Children's Fund health programs for children living in remote areas of Mainland China.


DIVIDENDS

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Taking into account such factors as the Company's business growth, financial position and cash flow, the Board is of the view that the Company has sufficient cash flow and financial strength to support its long-term development targets and to make a cash payout to shareholders. Having also considered the need to maintain sufficient financial resources and the capability to complete future acquisitions and investments in quality assets, as well as a possible share buyback under appropriate circumstances, with a view to generating the best possible return for shareholders, the Board recommends the first ever payment of a final dividend of HK$0.32 per share for the financial year ended 31 December 2002, representing a dividend payout ratio of 20 per cent. The Company will endeavor to achieve a sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.


FUTURE AND STRATEGIES

Mainland China's economy has maintained a more prominent growth profile than that of many other regions of the world, and the demand for telecommunications services remains strong. As regards mobile telecommunications, China has already made the leap to become the world's largest mobile telecommunications market. As China's mobile telecommunications penetration rate remains relatively low, the market has enormous potential for development. The Company takes the view that, with the gradual opening of the telecommunications market in Mainland China, the market will become increasingly competitive. Looking ahead, this will present both opportunities and challenges.

As a pioneer and the market leader in the world's largest mobile telecommunications market, with the world's largest network, premium network quality, and the largest subscriber base, we will grasp opportunities and fully utilize the Group's combined advantages to maintain our established position as the only telecommunications operator in Mainland China exclusively specialized in the business of mobile telecommunications. We will strive for perfection and bold innovation, actively explore new technologies, develop new businesses, accelerate brand-building, enhance brand value, increase customer satisfaction and nurture new contributors to revenue, in order to generate value for customers and shareholders.

The Company believes that, following Mainland China's entry into the World Trade Organization (WTO), governmental regulation of our industry will become more regular and transparent, and that the Company will face a market environment that is incrementally more rational and orderly. Resolutely adhering to the principles of maintaining the Company's long-term and sustained profitability and maximizing corporate value, the Company will consolidate its sound fundamentals, improve management, strengthen its capabilities in risk management and promote its competitive advantages and vigorous development.

Looking ahead, the Company will, on a consistent basis, focus exclusively on the business of mobile telecommunications, enlarge our subscriber base, maintain our solid financial position, further enhance corporate governance and management efficiency, and consolidate our position as the market leader in the current competitive environment, in order to provide high quality services to our customers and generate greater value for our shareholders. I am fully confident that the Company will have a sustained and stable future development.


ACKNOWLEDGEMENT

In 2002, Mr. Ding Donghua retired and resigned from his posts as Director and Chief Financial Officer of the Company. Professor Arthur Li Kwok Cheung resigned from his post as an Independent Non-Executive Director of the Company to assume a key post in the Government of the Hong Kong Special Administrative Region. Mr. Xue Taohai and Mr. Frank Wong Kwong Shing joined the Board of Directors of the Company. Mr. Xue was appointed as Director and Chief Financial Officer of the Company. Mr. Wong was appointed as an Independent Non-Executive Director of the Company. On behalf of the Board, I would like to take this opportunity to express my deep and sincere gratitude to Mr. Ding and Professor Li, and express my warmest welcome to Mr. Xue and Mr. Wong. I would also like to extend my heart-felt thanks to all members of the Board and the employees of the Group for their diligent work, and to our shareholders for their interest and support, in the past year.

                                                                  WANG XIAOCHU
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

HONG KONG, 18 MARCH 2003


GROUP RESULTS

China Mobile (Hong Kong) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002.


CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                YEAR ENDED 31 DECEMBER
                                                               ------------------------
                                                                   2002         2001
                                                               -----------  -----------
                                                         Note  RMB million  RMB million

OPERATING REVENUE (TURNOVER)                               3
Usage fees                                                          93,272       73,458
Monthly fees                                                        16,901       14,085
Connection fees                                                         --          711
Other operating revenue                                    4        18,388       12,077
                                                                   -------      -------
                                                                   128,561      100,331

OPERATING EXPENSES
Leased lines                                                         5,287        5,005
Interconnection                                                     12,975       13,055
Depreciation                                                        26,827       17,664
Personnel                                                            6,757        5,325

Other operating expenses                                            27,919       18,270
                                                                   -------      -------
                                                                    79,765       59,319

PROFIT FROM OPERATIONS                                              48,796       41,012
AMORTISATION OF GOODWILL                                              (936)          --
OTHER NET INCOME                                                     1,686        1,594
NON-OPERATING NET INCOME/(EXPENSES)                                    571           (6)
INTEREST INCOME                                                        713          857
FINANCE COSTS                                                       (1,852)      (1,740)
                                                                   -------      -------
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION                     48,978       41,717


TAXATION                                                   5       (16,234)     (13,703)
                                                                   -------      -------
PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                      32,744       28,014
MINORITY INTEREST                                                       (2)           1
                                                                   -------      -------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                 32,742       28,015
TRANSFER TO PRC STATUTORY RESERVES                                  (7,038)      (5,033)
                                                                   -------      -------
RETAINED PROFITS FOR THE YEAR                                       25,704       22,982
                                                                   =======      =======
DIVIDENDS ATTRIBUTABLE TO THE YEAR:
FINAL DIVIDEND PROPOSED AFTER THE BALANCE SHEET DATE                 6,678           --
                                                                   =======      =======
EARNINGS PER SHARE -- BASIC                             6(a)       RMB1.71      RMB1.51
                                                                   =======      =======
EARNINGS PER SHARE -- DILUTED                           6(b)       RMB1.71      RMB1.51
                                                                   =======      =======
DIVIDEND PER SHARE                                                 HK$0.32           --
                                                                   =======      =======

CONSOLIDATED BALANCE SHEET

                                                                     AS AT 31 DECEMBER
                                                                 -------------------------
                                                                     2002         2001
                                                                 -----------   -----------
                                                                 RMB million   RMB million

NON-CURRENT ASSETS
Fixed assets                                                        165,409      105,208

Construction in progress                                              23,013       19,981
Goodwill                                                              36,522           --
Interest in associates                                                    16           16
Investment securities                                                     77           77
Deferred tax                                                             455          114
Deferred expenses                                                        190          180
                                                                     -------      -------
                                                                     225,682      125,576
CURRENT ASSETS
Inventories                                                            1,586        1,029
Amount due from ultimate holding company                               1,282          503
Accounts receivable                                                    6,066        5,728
Other receivables                                                      1,465        1,189
Prepayments and other current assets                                   2,059        1,571
Current portion of deferred tax                                        3,116        1,362
Deposits with banks                                                   11,069       14,970
Cash and cash equivalents                                             32,575       21,821
                                                                     -------      -------
                                                                      59,218       48,173
CURRENT LIABILITIES
Bank loans and other interest-bearing borrowings                       8,132        4,531
Bills payable                                                          1,256        1,458
Current instalments of obligations under finance leases                   68          908
Current portion of deferred revenue                                    6,760        3,417
Amount due to ultimate holding company                                 1,217          241
Amount due to immediate holding company                                  402           --
Accounts payable                                                      19,251       11,317
Accrued expenses and other payables                                   16,460       10,840
Taxation                                                               6,568        6,003
                                                                     -------      -------
                                                                      60,114       38,715
NET CURRENT (LIABILITIES)/ASSETS                                       (896)        9,458
TOTAL ASSETS LESS CURRENT LIABILITIES                                224,786      135,034



NON-CURRENT LIABILITIES
Bank loans and other interest-bearing borrowings                     (36,348)     (21,591)
Obligations under finance leases, excluding current instalments           --         (812)
Amount due to immediate holding company                              (15,176)          --
Deferred revenue, excluding current portion                             (869)        (820)
                                                                     -------      -------
                                                                     (52,393)     (23,223)
MINORITY INTERESTS                                                      (191)         (32)
NET ASSETS                                                           172,202      111,779
                                                                     =======      =======
CAPITAL AND RESERVES
Share capital                                                          2,099        1,986
Reserves                                                             170,103      109,793
                                                                     -------      -------
                                                                     172,202      111,779
                                                                     =======      =======

Notes:

1.    BASIS OF PREPARATION

      The Group's audited consolidated results for the year ended 31 December 2002 include the results of the Company, Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), China Mobile (Shenzhen) Limited and Aspire Holdings Limited and its subsidiaries for the year ended 31 December 2002, and the post-acquisition results of Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited, Shaanxi Mobile Communication Company Limited and Shanxi Mobile Communication Company Limited for the period from 1 July 2002 to 31 December 2002.

      The Group's audited consolidated results for the year ended 31 December 2001 include the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, China Mobile (Shenzhen) Limited and Aspire Holdings Limited and its subsidiaries for the year ended 31 December 2001.

2.    SEGMENT REPORTING

      No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the People's Republic of China (the "PRC") and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside the Group's cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.


3.    TURNOVER

      Turnover represents usage fees, monthly fees, connection fees and other operating revenue derived from the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3 to 3.3 per cent. of the corresponding revenue.


4.    OTHER OPERATING REVENUE

      Other operating revenue mainly represents charges for wireless data and value added services, roaming in fees and interconnection revenue.


5.    TAXATION

      Taxation in the consolidated profit and loss account represents:

                                                                                      2002           2001
                                                                                     -------        -------
                                                                                       RMB            RMB
                                                                                     million        million

Provision for PRC enterprise income tax on the estimated taxable profits for
the year                                                                             17,724          12,153

Over-provision in respect of PRC enterprise income tax for prior year                   (14)            (20)
                                                                                     ------          ------
                                                                                     17,710          12,133
Transfer (to)/from deferred tax                                                      (1,476)          1,570
                                                                                     ------          ------
                                                                                     16,234          13,703
                                                                                     ======          ======

       (i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2002 and 2001.

      (ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33% of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

6.    EARNINGS PER SHARE

      (a)   Basic earnings per share

            The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB32,742,000,000 (2001:
            RMB28,015,000,000) and the weighted average of 19,151,322,221 shares (2001: 18,605,371,320 shares) in issue during the year.

      (b)   Diluted earnings per share

            The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to shareholders of RMB32,870,000,000 (2001: RMB28,144,000,000), after adding back the interest expense on the convertible notes, and the weighted average number of 19,243,049,749 shares (2001: 18,698,023,159 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.


DISCUSSIONS OF SELECTED ITEMS OF THE RESULTS FOR THE YEAR 2002


1.    STRONG CASH FLOW AND SOUND CAPITAL STRUCTURE

      The Group's debt to capitalization ratio (capitalisation represents the sum of total debts and shareholders' equity) at the end of 2002 was approximately 26.2 per cent., representing an increase of 5.4 percentage points from last year. This reflects the Group's success in maintaining its financial position at a sound level while optimizing its capital structure, and provided a solid foundation for the continuation of the Group's organic and external development. At the end of 2002, the Group's total cash and bank balances were RMB43,644 million, of which 90.8 per cent., 7.1 per cent. and 2.1 per cent. were denominated in RMB, US dollars and Hong Kong dollars, respectively.

      To further reduce the cost of capital, the Group continued to reinforce its centralized treasury function, making appropriate allocations of the Group's overall capital, thereby enhancing the Group's ability to deploy internal funds with maximum utility. At the end of 2002, the Group's short-term and long-term borrowings totaled RMB60,980 million, representing an increase of RMB31,680 million from those at the end of 2001. This increase was mainly due to the adoption of debt financing for payment of a portion of the purchase consideration for the acquisition of Anhui Mobile and the other seven mobile telecommunications companies in 2002 (the "Acquisition") and the inclusion of net debts of these eight newly acquired subsidiaries. Of the total borrowings, 56.8 per cent. was in RMB (consisting principally of RMB bonds, bank loans and finance leases) and 43.2 per cent. was in US dollars (consisting principally of US$ fixed rate notes and convertible notes and the balance of deferred consideration for the Acquisition). Approximately 59.4 per cent. of the Group's borrowings were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings, excluding capitalized interest) of the Group in 2002 was maintained at approximately 4 per cent., whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) was 27 times. This reflects the prudent financial risk management policies consistently adopted by the Group, as well as its solid cash flow and sound repayment capability. In 2002, the Group successfully issued RMB corporate bonds totaling RMB8 billion. The overwhelming subscription interest reflects that the Group's solid financial capability and strong growth potential are well recognised by the public.

      The Group endeavours to continue to maintain strong cash flow generating capability, maximize its advantages and apply advanced methods of administration. While ensuring the sustained long-term development of the Group and its ability to undertake investments and acquisition projects which enhance value, the Group equally endeavours to provide a cash return to shareholders and to maximize shareholder value.

2.    CAPITAL EXPENDITURE

      With a view to ensuring its long-term development and continued market leadership, the Group is committed to optimizing capital expenditure to the fullest extent, to ensure that capital expenditure is held to more reasonable levels.

      The Group's capital expenditure in 2002 was approximately US$6 billion. When compared to the original budgeted capital expenditure, the Group achieved a savings of approximately US$500 million, mainly as a result of the Group's meticulous management of investment projects. Capital expenditure in 2002 was devoted primarily to the construction of GSM networks, transmission facilities, infrastructure buildings and support systems. In addition to the construction of telecommunications infrastructure, the Group stepped up its investments, to an appropriate degree, in the construction of support systems that incorporate BOSS and MIS, in order to boost service and management standards, as well as operational efficiency.

      The Group's newly budgeted capital expenditure for the 2003 to 2005 period totaled US$15 billion. The budgeted capital expenditure for each of the three years is US$5.6 billion, US$4.9 billion and US$4.5 billion, respectively. Capital expenditure planned for 2003 and 2004 is less than the sums originally budgeted. The capital expenditure for the three-year period will be used mainly for the construction of GSM networks, support systems, transmission facilities, infrastructure buildings, and for the development of new technologies and new businesses. The required funds will be sourced largely from cash generated from the Group's operations.


3.    PERSONNEL EXPENSES

      With regard to personnel expenses, the Group had a total of 59,633 employees at 31 December 2002. The Group redoubled its human resources reforms, intensified performance-based evaluations and further enhanced its incentive structure, with a view to retaining and attracting talent. Pro-forma combined personnel expenses were RMB7,501 million in 2002, representing an increase of 9 per cent. over 2001. As a percentage of pro-forma combined operating revenue, pro-forma combined personnel expenses decreased by 0.2 percentage points from that of 2001 to 5.2 per cent. of 2002. Pro-forma combined revenue per employee was increased from RMB2.18 million in 2001 to RMB2.41 million in 2002. The Group's human resources reforms are intended to provide the highest possible level of motivation to our employees, at a reasonable cost, and to consolidate and build upon existing strengths. In order to align the interests of staff with those of shareholders, share options were granted to employees under the Company's share option scheme. Shares options involving 150,476,500 shares were granted during the year 2002. Further details of the share option scheme will be disclosed in the "Directors' Report" and Note 31 of the "Notes to the Accounts" in the 2002 Annual Report. The Group has also periodically provided training to its staff to encourage continuous learning and self-development, thus ensuring the Group's competitiveness in the ever changing market environment.


COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the year ended 31 December 2002, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.


PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 3 April 2003 to 4 April 2003 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's register, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4 p.m. on 2 April 2003.


PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2002 annual report containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended 31 December 2001 or 2002 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2002, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company's website at http://www.chinamobilehk.com.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.